FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Information Provided to the Board of Directors, Meeting of August 3, 2005

2.	Meeting of the Board of Directors – Summary of Deliberations, August 3, 2005

3.	Calendar of Corporate Events – 2005

4.	Analysis of Consolidated Results from January to June 2005, Compared to January to June 2004

5.	Minutes of the Extraordinary General Shareholders Meeting Held on July 29, 2005

6.	Material Announcement – Review of Capex Program, August 26, 2005

7.	CEMIG’s Electricity Flows – Sources and Uses, March 2005

8.	Questions and Answers: Cemig’s New Hydro Plants: Capacity and Caps

9.	Market Announcement – Cemig Seeking Partners to Bid in Aneel Transmission Auction

10.	Questions and Answers

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY – CNPJ 17.155.730/0001-64

INFORMATION PROVIDED TO THE BOARD OF DIRECTORS

MEETING OF 3 AUGUST 2005

THE LUZ PARA TODOS (“LIGHT FOR EVERYONE”) PROGRAM

INTRODUCTION:

1.             Federal Law 10438/02, of 26/04/2002, regulated by Resolution 223 of the National Electricity Agency (“Aneel”) of 29/04/2003, (“RESOLUTION 223”) established the Universalization of Electricity Service. At Cemig this began with the approval of Project 990/03 – the Rural Electrification Program – by the Board of Directors of Cemig (“the BOARD”), expressed in CRCA-039/03, of 18/08/03, which, further, authorized: the opening of tender proceedings; contracting of the services and supplies; the initial budget; the contracting of financing with Eletrobrás; obtaining of a concession for ICMS tax (“ICMS tax”) from the state government of Minas Gerais; and the contracting of partnership stakes with the municipalities, making the execution of the Project conditional on contracting of the financing and obtaining of the tax benefits.

2.             Decree 4873/03 of 11/11/2003 instituted the Light For Everyone Program (“The Program”), and brought forward the target of rural universalization to the year 2008, with injection of funds by the federal government on a sinking fund or subsidized basis.

3.             On 11/11/2003 the federal and state governments signed a Statement of Adherence to the Light For Everyone Program, establishing the year of 2006 as the limit for universalization in Minas Gerais.

4.             On 26/03/2004 Cemig signed a Commitment Agreement with the federal government, through the Mining and Energy Ministry (“MME”), and the State of Minas Gerais, with Aneel and Eletrobrás being parties to the agreement, establishing the year of 2006 as the limit date for conclusion of the universalization in the ambit of Cemig, involving the connection of 176,000 new clients.

5.             On 19/04/04 the financing contract was signed with Eletrobrás, with duration of 18 months, for connection of 72,155 consumers, the funds for this being freed in August 2004, and the construction of networks was begun. Due to the impossibility of direct execution by Cemig of the totality of consumers of this first contract within the scheduled period, the Executive Directors decided to make 36,000 connections using their own means (“VIA CEMIG”) and make the rest of the contracting of services in turnkey mode.

6.             Through CRCA-142/2004, of 09/11/04, the Board authorized the opening of the tender and contracting for implementation of the Program, over a period of 22 months, starting from March 2005, and estimated price of R$ 1,300,000,000.00, to serve 139,000 units. In the same Resolution the Board indicated the origin of the funds and ordered the inclusion of a clause in the tender requiring that the incidence of service orders for the works would be conditional on the freeing of funds, and also establish that the said Service Orders (“OSs”) should be previously authorized by itself (the Board).

7.             Thus, since the funds for the first contract with Eletrobrás were already secure, the execution of both “VIA CEMIG” and turnkey works to a limit of 72,155 consumers was authorized, subject to the OSs of the works for the remaining 104,000 connections being previously authorized by the Board.

A – THE PROCESSING OF THE TENDER:

8.             A Tender Committee (“the Committee”) was established in accordance with Law 8666 (the Administrative Tenders and Contracts Law – “Law 8666”), of 21/06/1993, for drafting of the Tender Invitation Announcement (“the ANNOUNCEMENT”) and also the Works Execution Contract (“the CONTRACT”).

9.             The Public Hearing in relation to the Program took place on August 17, 2004, and the ANNOUNCEMENT Notice was published on 30 November 2004 and 1 December 2004, with delivery of envelopes by bidders scheduled for 30 December 2004.

10.           As a result of challenges by some of the parties who acquired the Tender, Appendices No’s “1” and “2” were issued, respectively, on 14/12/04 and 29/12/04, both introducing changes in the text of the ANNOUNCEMENT with the purpose of clearing up the doubts raised.

11.           The opening of envelopes for qualification took place on the scheduled date. The following companies appeared: CBPO Engenharia Ltda; Construtora Queiroz Galvão S/A; SELT Engenharia Ltda; Construções e Comércio Camargo Corrêa S/A; Construtora Andrade Gutierrez S/A e Unicoba Importation Ltda. The latter was prevented from taking part, because it delivered all the documentation (qualification, and bid) in the same envelope, contrary to the tender invitation.

12.           SELT was the only company disqualified, for not meeting the financial requirements specified in the Tender.

13.           When the bids had been opened and analyzed, the COMMITTEE recommended disqualification of all of them, due to the price quoted not being in conformity with the reference price of the tender, and the bidders were invited to re-present proposals.

14.           The bidding party Construções e Comércio Camargo Corrêa S/A declined the invitation and the others went forward in the proceedings, presenting new bids, which were opened on 15 February, 2005 and, subsequently, evaluated.

15.           On 18/02/05, Cemig received Notice No. 186/05, from the attorney of the Specialized Court for Defense of Public Assets (“MP”), alleging errors of illegality in the Tender in question and requesting information to assist in “Investigative Proceeding No. 001/05”, to which a reply was given by the letter DPR-0081/05, of 22/02/2005, in which Cemig justified the matters pointed out.

16.           The Committee then stated the result of the investigation involving bids by lots, and the bidders were advised of this information and it was published on 9 March 2005.

17.           In spite of the information provided by Cemig, the MP requested further explanations about the tender, by Notice Nº 391/05, of 15/03/05.

18.           As a result of the further questioning by the MP, the Legal Department of Cemig (“JR”) issued Opinion JR/TT-3002/05, of 23/03/05, recommending annulment of the Tender ANNOUNCEMENT of Competition MS-ON-4026, from the first publication of the Notice of Tender, for a new ANNOUNCEMENT to be published, consolidating the changes made and correcting the errors found.

19.           The recommendation was accepted by the Company, which signed the Act of Annulment on 23/03/05, in the terms agreed with the Chief Justice Attorney of the State.

20.           The bidders filed administrative appeals, which were judged not to be valid due to Legal Opinion JR/TT-3121/05, of 11/04/05, which recommended that the Act of Annulment should be maintained.

21.           Cemig published the announcement of a new tender on 26/04/05 and, on the same day, became aware of an interim judgment given in the application for Order of Mandamus Nº 024.05.700.146-3, of the fourth State Public Finance Court, brought by CBPO – Engenharia Ltda., as follows: “(..) I grant the injunction, ordering suspension of the efficacy of the administrative act of annulment of Competition MS-ON 4026, and also ordering that the defendant abstain from practicing any act that prejudices the said competition, in particular publication of a new announcement of tender for the same purpose (.)”.

22.           Cemig presented its defense and, with the intention of suspending the effects of the interim judgment, jointly with the State of Minas Gerais, appealed to the Court of Appeal through Application for suspension of Interim Judgment Nº 1.0000.05.420856-6/000.

23.           On 26/05/05 there was published the summary judgment of the Chairman of the Court of Appeal of Minas Gerais (TJMG) on the Application for Suspension of Interim Judgment made by the State and by Cemig, refusing the application for suspension of the interim judgment, but stating that the interim judgment did not prevent continuation of the proceedings.

24.           On 06/06/2005 Cemig lodged an appeal (Special Appeal Nº 1.0000.05.420856-6/001) against this decision.

25.           Faced with this situation, on 07/06/2005 the bidders presented a correspondence to Cemig pointing out that the timetable for conclusions specified in the tender announcement would become impossible to comply with if works on the said Program were not begun immediately; that there were two Court decisions preventing the re-publication of the tender ANNOUNCEMENT, but not the implementation of the Program, that the bids were already out of date and that the appeals filed by Cemig would cause more delays to start of the works and would prejudice fulfillment of the targets agreed with the Mining and Energy Ministry. Finally they requested that the subject of the Competition be judged.

26.           This letter was sent to Cemig’s Legal Department, with Eletrobrás Notice CTA-PR-05663/05, dated 06/06/05, addressed to Cemig, in which the request was made for information and action on fulfillment of the period set for execution of the PROGRAM, financed by it, and the argument that its execution could not be fully achieved in the period fixed, considering the Undertaking Agreement signed between the Mining and Energy Ministry, the state of Minas Gerais and Cemig, with Aneel and Eletrobrás as parties.

27.           Also attached was a Technical Note of the Management of the Executive Coordination of Cemig’s Rural Electrification Project, emphasizing that non-compliance with the periods established for execution of the Program would result in the penalty of retention up to 10% (ten per cent) in Cemig’s Tariff Recomposition Index (“IRT”), for as long as the default continues, in accordance with RESOLUTION 233; and that due to the delay in the timetable, Cemig had already failed to connect 24,000 clients between March 2005 and June 2005; that non-compliance with the rural connections specified in the financing contract signed with Eletrobrás would prevent signature of the second financing contract to be obtained for continuity of the works related to the PROGRAM.

28.           Analyzing the question, The Legal Department issued Opinion JR/SD-3757/2005-P, of 14/06/05, concluding that the court’s decision in force prevented the publication of a new tender ANNOUNCEMENT, but permitted continuation of the proceedings, with, homologation, adjudication and contracting. It recommended, however, that if the Executive Directors of the Company, sitting in committee (the “EXECUTIVE BOARD COMMITTEE”), decided to proceed with the bid, it should do so without administrative repeal of the act of annulment; that the homologation should obey the guide prices specified in the tender ANNOUNCEMENT; that the contracts should have a cancellation clause for any court decision on the merits which might re-establish the act of annulment of the ANNOUNCEMENT; and that the decision of the BOARD (CRCA Nº 142/2004 – see item 6) should be obeyed.

29.           In this situation, without alternatives, Cemig was compelled to go forward with the proceedings, which was authorized on June 15, 2005, by the EXECUTIVE BOARD COMMITTEE, in its 25th Ordinary Meeting, as per CRD/223/2005, of 16/06/05, which fully incorporated the recommendations of the Opinion mentioned.

30.           Also on 15/06/05, the Judgment in the Order of Mandamus was given, with the following text: “The relief applied for is partially granted, solely to declare as void the administrative act which invalidated competition MS-ON-4026, and also to order that the operative authorities restrain from publishing a new invitation announcement with the same object as this competition, based on the acts discussed in this writ.”.

31.           As a consequence, on 16/06/2005 the Companies signed the Act of Homologation of the

Judgment and Adjudication of the object of the Competition MS-ON-4026.

32.           On 24/06/05, with the adjudicated bidders as parties, the Term of Assignment of the Rights and Obligations relating to competition No. MS-ON-4026 was signed between Cemig and Cemig Distribution S.A. (“CEMIG-D”), by reason of the stockholding restructuring which took place as a result of the regulations in force.

33.           On 27/06/05, CEMIG-D signed contracts with the adjudicated bidders, for the guide values of the tender, as follows:

Lot nº	Bidders	Consumers benefited	Value contracted
			(R$)
01	CBPO Engenharia Ltda.,	26,952	324,249,697.86
02	Construtora Andrade Gutierrez S.A.	36,984	288,099.425.07
03	Construtora Queiroz Galvão S.A.	39,192	321,003.416.99
04	CBPO Engenharia Ltda.	37,608	321,964,260.83
	Total	140,736	1,255,316,800.75

34.           Following the determination of CRD/223/2005, the CONTRACT was signed sub judice, inserting a cancellation clause (item 11.6.3 of the Contract) for the event of reestablishment of the act of annulment of the Tender ANNOUNCEMENT, stating that, in the event, the Contracted Party would be obliged to reimburse to CEMIG-D the whole, updated, balance of the amount of the payments advanced to it (advances conditional upon events), after deducting from them the amounts due and unpaid for the services, works and supplies carried out and accepted, without prejudice to the right to any reimbursement of proven losses, in accordance with Art. 59, Sole Paragraph, of “LAW 8666”.

35.           Further, Clause 9.1.1 of the CONTRACT provides that the performance of each tranche (total of 6) shall be preceded by the respective OS authorizing the start of the works, and that such OS, under CRCA-142/2004, must be previously authorized by the BOARD, also being conditional upon the existence of a budget.

36.           The CONTRACT also provides, in its Clause 25, that implementation of the project may be, totally or partially, suspended, for up to 120 days; that, if the financing contracts specify full execution of the program are not signed or in the event that, subject to any granting of financing, the financing parties do not make the disbursements, CEMIG-D shall have the option, in its judgment, after expiry of a period of 120 days, to cancel the CONTRACT, by notice to the Contractor, without such rescission characterizing default, there thus being no obligation to pay a penalty payment for cancellation, or any other penalty or indemnity.

37.           And as security against this, the said CONTRACT, in its Clause 35, provides that the Contractor is obliged to reimburse the down payments to Cemig in the event of discontinuity of the CONTRACT by the non-issuance of those OSs subsequent to the first one. The guarantee presented is in the form of a Bank Guarantee from a first-line banking institution approved by Cemig, and also in the form of a guarantee of Faithful Performance of the CONTRACT.

38.           On 01/07/2005 Cemig filed its Appeal against the decision in the said Application for Mandamus.

39.           On 08/07/05 the extract of the contract was published in the Official Press, this being the most recent event in Competition MS-ON-4026.

B – PHYSICAL PERFORMANCE OF THE LUZ PARA TODOS (“LIGHT FOR EVERYONE”) PROGRAM:

Considering that:

•      Cemig’s potential rural market is 176,000 consumers;

•      the financing contracts signed with ELETROBRÁS is for connection of 72,155 consumers;

•      for obtaining of the second financing contract from ELETROBRÁS a minimum of 80% performance of the 1st contract is necessary;

•      the BOARD approved the budget proposal for 2005, with an investment value of R$ 705.6 million (executing ICMS tax) for the Light for Everyone Program;

The EXECUTIVE BOARD COMMITTEE of CEMIG decided:

•      to authorize the connection of 36,155 consumers in the VIA CEMIG mode (4th column of the attached financial report);

•      to issue the service order for 36,000 consumers in the TURNKEY mode (5th column of the attached financial report); and

•      to make the issuance of the service orders for the remaining target of 104,000 only after the second financing contract with ELETROBRÁS has become a concrete reality and, also, subject to approval by the BOARD. The conditions of the CONTRACT for performance of the works guarantee the recommendations of the BOARD, as characterized in items 34, 35, 36 and 37 of this present “Information Bulletin”.

* * * * * * *

LUZ PARA TODOS Program - Financial Report	Appendix

					1st Eletrobrás Contract				1st Eletrobrás		1st Eletrobrás
	1st Eletrobrás Contract		1st Eletrobrás Contract		Signed adjusted		1st Eletrobrás Contract		Contract		Contract
	Signed adjusted		Signed adjusted		CEMIG 2005		Signed adjusted		Signed adjusted		Signed adjusted
	Realized 2004		CEMIG Proposal 2005		Amendment		TOTAL VIA CEMIG		“TURN KEY” 2005		TOTAL
	Current currency				Current currency		Current currency		Current currency		Current currency
	Base: IGP-M inflation		Current currency		Base: IGP-M inflation		Base: IGP-M inflation		Base: IGP-M inflation		Base: IGP-M inflation
Currency reference	index		Base: IGP-M inflation index		index		index		index		index
1 - Physical targets of the Project
TOTAL	12.453		23.702		—		36.155		36.000		72.155
2 - Capital expenditure - R$ ‘000
Expansion	63.076	82,5%	105.355	78,6%	65.871	94,0%	234.302	86,0%	339.076	99,3%	573.379	94,0%
Reinforcement	5.556	7,4%	16.099	6,3%	—	0,0%	21.655	8,0%	—	0,0%	21.655	0,0%
Subtotal Networks	68.632	92,6%	121.454	92,2%	65.871	94,0%	255.957	94,0%	339.076	99,3%	595.034	94,0%
Exemption from ICMS at source	4.381	6,0%	7.752	6,0%	4.205	6,0%	16.338	6,0%	10.487	3,0%	26.825	4,3%
TOTAL	73.013	100,0%	129.206	100,0%	70.076	100,0%	272.295	100,0%	349.563	100,0%	621.858	100,0%
3 - Sources of Funds - R$ ‘000
Eletrobrás, MME, CDE, Subsidy	30.405	41,6%	20.937	16,0%	—	0,0%	51.342	18,9%	51.950	14,9%	103.291	0,0%
Eletrobrás, MME, RGR	25.845	35,3%	17.796	13,6%	—	0,0%	43.642	16,0%	44.157	12,6%	87.799	0,0%
Total Eletrobrás and MME	56.251	76,9%	38.733	29,6%	—	0,0%	94.983	34,9%	96.107	27,5%	191.090	0,0%
Minas Gerais State - ICMS tax exem	7.155	9,8%	12.662	9,8%	6.867	9,8%	26.685	9,8%	34.257	9,8%	60.942	9,8%
CEMIG - Executive Agent	9.607	13,3%	77.812	60,6%	63.208	90,2%	150.627	55,3%	219.198	62,7%	369.826	90,2%
TOTAL	73.013	100,0%	129.206	100,0%	70.076	100,0%	272.295	100,0%	349.563	100,0%	621.858	100,0%

5 - Average cost w/Ref [R$/co	5.863		5.451		8.408		7.531		9.710		8.618
6 - Average cost w/o Ref [R$/	5.390		4.731		7.688		6.896		9.710		8.300

2005

Present situation

Via CEMIG	130.500

“Turn Key”	575.130

TOTAL	705.630

Without ICMS

2005

Proposal (*)

Via CEMIG	255.957

“Turn Key”	339.076

TOTAL	595.034

Without ICMS

(*) The budget review in progress reduces the total Capex of this project in 2005 from 705,630 to 595,034 thousand Reais.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer no. 17.155.730/0001-64

Meeting of the Board of Directors

Date: August 3, 2005, at 10:30 a.m.

Summary of Deliberations

Resolutions of the Board of Directors of Companhia Energética de Minas Gerais.

1.     The granting of an annual leave of absence was authorized for the Executive President, for the period from September 8 to 16, 2005.

2.     The initiation of an administrative process for a Public Tender, and the hiring of conventional telephony services in the cities of Belo Horizonte, Contagem, Sete Lagoas, Itabira, Montes Claros, Januária, Juiz de Fora, Governador Valadares, João Monlevade, Caratinga, Três Corações, Pouso Alegre, Patos de Minas, Uberlândia, Uberaba, Juatuba and Santa Vitória, was authorized.

3.     The signing of the term of assumption of the debt between CEMIG, CEMIG GT, CEMIG D and FORLUZ, with a view to regulating the sharing of the debt relating to the adjustment of reserves to be amortized of the Benefit and Settled plans among the sponsoring parties, was authorized.

4.     The Health Assistance Program for the Members of the Executive Committee was approved.

5.     The signing of the First Amendment to the Electric Energy Generation Concession Contract with the Federal Government, with a view to regulating the extension of the term of concession for the Igarapé Thermo-electric Plant, was ratified.

INVESTORS RELATIONS SUPERINTENDENCE - IR

CALENDAR OF CORPORATE EVENTS - 2005

Information About the Company

Name:	Companhia Energética de Minas Gerais – CEMIG
Head office address:	Av. Barbacena, 1200 – Bairro Santo
Agostinho
30161-970- Belo Horizonte – MG, Brazil
Web address	www.cemig.com.br
Finance, Participations and Investor Relations	Name: Flávio Decat de Moura
Director	E-mail: flaviodecat@cemig.com.br
Telephone: 55-31-3299-4903
Fax: 55-31-3299-3832
Newspapers and other publications where	Minas Gerais – in Belo Horizonte/MG
corporate acts are published	O Tempo – in Belo Horizonte/MG
Gazeta Mercantil – in São Paulo/SP

Annual Balance Sheets and Consolidated Balance Sheets for year ending on 12/31/2004.

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2005
Availability to shareholders	03/10/2005
Publication	04/10/2005

Standard Balance Sheets for year ending on 12/31/2004

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2005

Annual Information for year ending on 12/31/2004

Event	Date
Submission to the São Paulo Stock Exchange	05/29/2005

Quarterly Information

Event	Date
Submission to the São Paulo Stock Exchange
• for First Quarter	05/13/2005
• for Second Quarter	07/29/2005
• for Third Quarter	11/14/2005

Annual General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of AGM to the São Paulo Stock Exchange together with the Administration Proposal.	04/13/2005
Publication of the Public Announcement of AGM	04/13/2005
Annual General Shareholders’ Meeting date	04/29/2005
Submission of the primary decisions of the AGM to the São Paulo Stock Exchange	04/29/2005
Submission of the minutes of the AGM to the São Paulo Stock Exchange	05/09/2005

Extraordinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	02/02/2005
Publication of the Public Announcement of EGS	02/03/2005
General Shareholders’ Meeting date	02/18/2005
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	02/18/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/28/2005

Extraordinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	07/13/2005
Publication of the Public Announcement of EGS	07/14/2005
General Shareholders’ Meeting date	07/29/2005
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	07/29/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	08/08/2005

Public Meeting with Analysts

Event	Dates/Locations
Presentation of Results 2004	03/11/2005	CEMIG
Public meeting with analysts, open to other interested parties.	03/15/2005 08:00 a.m.	APIMEC, Belo Horizonte – MG
Public meeting with analysts, open to other interested parties.	03/15/2005 04:00 p.m.	APIMEC, São Paulo – SP
Public meeting with analysts, open to other interested parties.	03/16/2005 05:00 p.m.	APIMEC, Rio de Janeiro – RJ
Public meeting with analysts, open to other interested parties.	03/17/2005 08:30 a.m.	ABAMEC, Rio de Janeiro - RJ
Public meeting with analysts, open to other interested parties.	03/18/2005 08:00 a.m.	APIMEC, Brasília – DF
Public meeting with analysts, open to other interested parties.	03/22/2005 08:30 a.m.	APIMEC, Florianópolis – SC
Public meeting with analysts, open to other interested parties.	03/22/2005 05:00 p.m.	APIMEC, Porto Alegre – RS
Public meeting with analysts, open to other interested parties.	03/31/2005 06:00 p.m.	APIMEC, Fortaleza - CE
X Public Meeting with analysts - APIMEC	May 12th, 2005 at May 14th, 2005	Belo Horizonte – MG visit to the Capim Branco Power Plant
Public meeting with analysts, open to other interested parties.	04/08/2005 06:00 p.m.	APIMEC, Belo Horizonte – MG
Public meeting with analysts, open to other interested parties.	09/08/2005 06:00 p.m.	APIMEC, Brasília – DF
Public meeting with analysts, open to other interested parties.	10/08/2005 06:00 p.m.	APIMEC, Porto Alegre – RS
Public meeting with analysts, open to other interested parties.	11/08/2005 06:00 p.m.	APIMEC, Rio de Janeiro - RJ -
Public meeting with analysts, open to other interested parties.	12/08/2005 06:30 p.m.	ABAMEC, Rio de Janeiro- RJ
Public meeting with analysts, open to other interested parties.	17/08/2005 04:00 p.m.	APIMEC, São Paulo – SP
Public meeting with analysts, open to other interested parties.	23/08/2005 Recife – PE – 08:00 a.m. Fortaleza – CE - 06:00 p.m.	APIMEC – NE

Meeting of the Board of Directors

Subject	Date
348[a] Board of Directors Meeting date	02/02/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/02/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	03/03/2005

Decisions:

1.     To authorize the signature of amendments to the consortium constitution contracts of the Aimorés, Funil, Porto Estrela, Queimado and Igarapava hydroelectric power plants, assigning Cemig’s rights and obligations in relation to them to Cemig Geração e Transmissão S.A.

2.     To submit to the Extraordinary General Meeting of Stockholders to be held on 18 February 2005 the following proposal:

a) To ratify the transfer, from Cemig to the wholly-owned subsidiary Cemig Geração e Transmissão S.A., of the debt relating to the two issues of debentures subscribed by the State of Minas Gerais, the proceeds of which were invested in the construction of the Irapé Hydroelectric power plant.

b) To ratify maintenance of the counter-guarantee offered by the State of Minas Gerais to the Federal Government of Brazil for the debt contracted by Cemig and payable to KfW and the Inter-American Development Bank and for the debt arising from the restructuring of the foreign debt which gave rise to the Contract for Acknowledgment and Consolidation of Debt signed under Resolution 98/1992, of the Brazilian Senate, transferred to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A.

c) To ratify the approval of the transfers which are the subject of the Extraordinary General Meeting held on 30 December 2004, the individual amounts of which are greater than or equal to 20 (twenty) times the minimum limit established by the bylaws for authorization by the Board of Directors of Cemig.

3.     To grant annual leave to the Chief Energy Generation and Transmission Officer.

4.     To grant annual leave to the Chief Planning, Projects and Construction Officer.

5.     To authorize closure of the Operational Agreement for the Guilman-Amorim hydroelectric power plant.

6.     To authorize signing of the Electricity Sale Chamber (CCEE) Arbitration Convention.

Meeting of the Board of Directors

Subject	Date
349[a] Board of Directors Meeting date	03/07/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/07/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 03/17/2005

Decisions:

1.     Report of Management and Financial Statements for the business year of 2004.

2.     Proposal of the Board of Directors to the Annual General Meeting to be held on or before 30 April 2005.

3.     Construction of the Irapé – Montes Claros low voltage transmission line.

4.     Advances against future capital increases to the companies Usina Termelétrica Barreiro S.A. (Barreiro Thermo-electric generation plant) and CEMIG PCH S.A. (Cemig Small Hydroelectric Plants).

5.     Contracting with Deloitte Touche Thomatsu for the services of auditing of accounts of the Irapé Construction Consortium (re-ratification of the respective CRCA).

6.     Signature of Agreement and Amendment relating to the Contract to build the Pai Joaquim PCH (Small Hydroelectric Plant).

7.     Construction of the Irapé–Araçuaí low voltage transmission line.

Meeting of the Board of Directors

Subject	Date
350[a] Board of Directors Meeting date	03/30/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/30/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 04/10/2005

Decisions:

1.     Advance against future capital increase of the Usina Termelétrica Barreiro S.A..

2.     Internal staff reassignment agreement between CEMIG/Rosal Energia S.A./Gasmig/Efficientia S.A.

Meeting of the Board of Directors

Subject	Date
351[a] Board of Directors Meeting date	04/15/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/15/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 04/25/2005

Decisions:

1.     To grant annual paid leave to the Chief Distribution and Sales Officer.

2.     To sign amendments to electricity distribution concession contracts Nºs. 002, 003, 004 and 005/05.

3.     To give guarantees in loan contracts entered into by Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. with Banco do Brasil S.A. for refinancing of debt.

4.     To give guarantees in loan contracts entered into by Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. with the banks Credit Suisse First Boston and BNP Paribas for refinancing of debt.

Meeting of the Board of Directors

Subject	Date
352[a] Board of Directors Meeting date	04/20/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/20/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 04/30/2005

Decisions:

1.     Proposal for acquisition of holdings in transmission companies

Meeting of the Board of Directors

Subject	Date
353[a] Board of Directors Meeting date	05/20/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	05/20/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 05/30/2005

1.     Operational agreement for assignment of personnel between Cemig, Gasmig and Rosal Energia S.A.

2.     Cancellation of PRCAs (proposals by the Board of Directors).

3.     Early settlement of the contract with UHESC S.A. for purchase and sale of shares in UHE Sá Carvalho S.A.

4.     Concession of annual remunerated leave to the Chief Energy Distribution and Sales Officer: Cancellation of PRCA.

5.     Signature of Commitment Undertaking with Cia. de Saneamento de Minas Gerais – Copasa.

Meeting of the Board of Directors

Subject	Date
354[a] Board of Directors Meeting date	06/02/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	06/02/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 06/10/2005

Decisions:

1.     Refinancing of the debt of the company and its subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. becoming due in the period June through December 2005.

2.     Authorization to file suit for recovery of undue taxation (PIS, Pasep and Cofins), and contracting – the matter being exempt from the requirement for tender proceedings – of a law firm specialized in tax law.

3.     Guarantee in the contracting of the loan for refinancing of the debt.

4.     Subcontracting of the services of the Independent Auditors for accounting and tax review of the companies of the Shahin Group.

Meeting of the Board of Directors

Subject	Date
355[a] Board of Directors Meeting date	06/29/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	06/29/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 07/08/2005

Decisions:

1)              Signature of a Deed of Undertaking with the Minas Gerais Forests Institute (IEF/MG) and the Municipality of Grão Mogol.

2)              Advance against future capital increase in Usina Termelétrica Barreiro S.A.

3)              Creation of a Public Interest Civil Organization (OSCIP).

4)              Payment of Interest on Equity.

5)              Signature of a Technical-Scientific Cooperation Agreement for the development of the “Minas Gerais Prize for Conservation and Rational Use of Energy”.

6)              Granting of annual paid leave to the Chief Corporate Management Officer.

7)              Granting of annual paid leave to the Executive Vice-Chairman.

8)              Granting of annual paid leave to the Chief Financial and Investor Relations Officer.

9)              Granting of annual paid leave to the Chief Planning, Projects and Construction Officer / Re-ratification of CRCA.

10)        Unbundling: Approval of the Valuation Opinions that give valuations of the goods, rights and obligations of the Generation, Transmission and Distribution assets of Cemig; approval of the transfer of these goods, rights and obligations to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.; and approval of increases in the registered capital, and changes in the Bylaws, of Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

Meeting of the Board of Directors

Subject	Date
356[a] Board of Directors Meeting date	07/05/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	07/05/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 07/15/2005

Decisions:

1)     Approved participation by the company in the project for the construction and commercial operation of the 220kV, 200-km, double-circuit Charrua - Nueva Temuco transmission line, in Chile, and the constitution of a special purpose company, in association with Companhia Técnica de Engenharia Alusa.

Meeting of the Board of Directors

Subject	Date
357[a] Board of Directors Meeting date	08/03/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	08/03/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 08/12/2005

Decisions:

1)     The granting of an annual leave of absence was authorized for the Executive President, for the period from September 8 to 16, 2005.

2)     The initiation of an administrative process for a Public Tender, and the hiring of conventional telephony services in the cities of Belo Horizonte, Contagem, Sete Lagoas, Itabira, Montes Claros, Januária, Juiz de Fora, Governador Valadares, João Monlevade, Caratinga, Três Corações, Pouso Alegre, Patos de Minas, Uberlândia, Uberaba, Juatuba and Santa Vitória, was authorized.

3)     The signing of the term of assumption of the debt between CEMIG, CEMIG GT, CEMIG D and FORLUZ, with a view to regulating the sharing of the debt relating to the adjustment of reserves to be amortized of the Benefit and Settled plans among the sponsoring parties, was authorized.

4)     The Health Assistance Program for the Members of the Executive Committee was approved.

5)     The signing of the First Amendment to the Electric Energy Generation Concession Contract with the Federal Government, with a view to regulating the extension of the term of concession for the Igarapé Thermo-electric Plant, was ratified.

Meeting of the Board of Directors – DATE FORECAST

Agenda	Date
Sundry matters	08/25/2005
Sundry matters	09/29/2005
Sundry matters	10/27/2005
Sundry matters	11/30/2005
Sundry matters	12/15/2005

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
Publicly Owned Company - CNPJ 17.155.730/0001-64

ANALYSIS OF CONSOLIDATED RESULTS FROM JANUARY TO JUNE 2005,
COMPARED TO JANUARY TO JUNE 2004

Belo Horizonte, Brazil, July 29, 2005 – Companhia Energética de Minas Gerais – CEMIG – (BOV: CMIG4, CMIG3; NYSE: CIG and LATIBEX: XCMIG), a leading electricity concessionaire in Brazil, and its subsidiaries (“CEMIG Companies”), today announced net income of R$ 1,041 million in the period from January to June 2005, or R$ 6.43 per lot of one thousand shares, growth of 87% compared to net income of R$ 557 million in the period from January to June 2004. In the second quarter of 2005, net income was R$ 487 million, or R$ 3.00 per lot of one thousand shares, an 87% increase over the second quarter of 2004, in the amount of R$ 260 million.

CEMIG’s electricity sales volume grew 7% in the second quarter of this year, compared to the same period of last year, reaching 10,148 GWh, the best quarterly performance in the last ten years.

The industrial class, responsible for 59% of total sales, consumed 5,978 GWh, 2.7% more than in the same period of 2004. Growth in the residential, commercial and rural classes was also notable, with respective increases of 3.8%, 9.2% and 15.0%, showing that economic activity in CEMIG’s concession area is quite strong, as indicated by GDP numbers in the state of Minas Gerais.

CEMIG served 5,938,320 consumers, with 37,726 new consumers connected in the quarter. In 2005, the total number of new connections was 63,416.

Investments made until June of this year were R$ 377 million, necessary not only to connect new consumers, but also to conclude electricity generation, transmission and distribution projects, among which the Aimorés and Irapé plants are featured because of their wide economic and social reach.

The Chairman of the Board of Directors, Mr. Wilson Nélio Brumer said, “CEMIG’s exceptional development is solidly based on a management team that is focused on meeting the long-term needs of its shareholders without at any time ignoring the social benefit of its activities. Our main shareholder, the state of Minas Gerais, led by Governor Aécio Neves, established strategic directives to assure the company’s sustainable growth, which will result in adequate conditions to contribute positively to the economic growth of the state of Minas Gerais, as the resources invested by the company show.”

CEMIG’s net income was R$ 1,041 million in the period from January to June 2005, or R$ 6.43 per lot of one thousand shares, growth of 87% over the net income of R$ 557 million in the same period of 2004. In the second quarter of 2005, net income was R$ 487 million, or R$ 3.00 per lot of one thousand shares, an 87% increase over the second quarter of 2004 in the amount of R$ 260 million.

President and CEO, Mr. Djalma Bastos de Morais, talking about the results said, “Our results were helped mainly by a management team that focuses on operating excellence and reducing operating costs. In the first half, operating costs were 3% lower than in 2004, which allowed strong earnings growth - 87% - in spite of the fact that revenue growth related to gross electricity supply was only 3.4%. Our net revenues were R$ 4,264 million in the period from January to June 2005, compared to R$ 4,123 million in the period from January to June 2004.”

Operating results accumulated during the year were R$ 1,389 million, 63% higher than last year, resulting in cash generation measured by EBITDA (earnings before interest, taxes, depreciation and amortization) of R$ 1,675 million.

Total debt was R$ 4,513 million, of which R$ 3,596 million, or 80% in total, is in Brazilian currency, and R$ 917 million, or 20%, is in foreign currency. The debt parcel maturing over the next twelve months is R$ 968 million, or 21%.

Chief Financial Officer and Director of Investor Relations, Mr. Flavio Decat de Moura, also said, “We are implementing our policy of financial management, adhering to our long-term Director Plan that requires lengthening our debt profile and reducing our exchange rate exposure. Just in the first half of this year we rolled over R$ 753 million, and through a syndicate of banks we have available the amount of R$ 1,064 million to roll over the debt, with maturities from July to December of this year, with medium-term contracts of six years, and with a reduction in the percentage of foreign currency subject to the exchange rate variation of 20%. As protection against exchange rate risk, we also adopted a policy that assures protection for the debt denominated in foreign currency that comes due over the next twelve months, complemented by energy sale contracts with exchange rate clauses that minimize our exchange rate exposure. This adjustment to the debt profile, plus a robust cash policy that is compatible with the size of an unbundled and expanding CEMIG, will help us to substantially improve our risk perception with the market, which will result in a lower cost of capital and better classification by the rating agencies.”

Gross Electricity Supply

Results were basically due to the following factors:

•      Average tariff adjustment of 14.00% as of April 8, 2004 (total effect seen in 2005 results);

•      Average tariff adjustment of 23.88% as of April 8, 2005.

For the purpose of comparison, it should be noted that as of January 2005, the parcel representing large industrial consumers became “free” consumers. Thus the charges referring to the use of the distribution network (“TUSD”) of these free consumers are charged separately, now registered in “Revenues from Network Use,” and were R$ 572 million. In 2004, the TUSD comprised total revenues from electricity supply. If we add the TUSD revenues to the revenues from electricity supply, there is a 17.3% growth in revenues.

The amount of electricity sold to final consumers did not vary notably: 18,467,868 MWh in the first half of 2005 compared to 18,393,091 MWh in the first half of 2004, a 0.4% increase. Among the main consumption classes, the residential and commercial grew 0.25% and 6.8%, respectively, offsetting a 1.4% reduction in the volume of energy sold to industrial consumers. We would like to note that due to a regulatory determination, the billing date of free consumers was altered in 2005, which compromises the comparative analysis of the periods.

Revenues from supply (including free energy transactions on the MAE)

As a function of the larger volume of energy commercialized on the MAE, revenues from energy supply rose R$ 19 million from January to June 2004, reaching R$93 million from January to June 2005.

Deferred Tariff Adjustment – RTD

In April 2005, the result of the periodic tariff review was divulged, retroactive to April 2003, resulting in a direct recomposition of 44.41% to the tariffs.

The average readjustment applied to the tariffs on April 8, 2003, was 31.53%. To compensate CEMIG for the lower revenues billed from April 2003 to April 2005, ANEEL will include an additional percentage in tariff adjustments until 2007.

The difference between the tariff repositioning to which CEMIG is entitled, and the tariff effectively charged consumers in 2005, was recognized as a regulatory asset, offsetting the results of the year by R$  591 million.

In 2004, ANEEL divulged the provisory result of CEMIG’s tariff review, indicating a readjustment of 37.86% in the tariffs. Consequently, in the 2004 results we recognized revenues of R$ 300 million, employing the same criteria mentioned in the previous paragraphs.

Revenues from Network Use

Revenues from network use grew 504%, in the amount of R$ 625 million (R$ 749 million in 2005, compared to R$ 124 million in 2004).

This increase was basically due to the TUSD revenues from CEMIG Distribution in the amount of R$ 572 million, arising from the charges to free consumers for energy sold by CEMIG Generation and Transmission.

Also adding to this amount are the revenues from use of the installations comprising the basic transmission network of CEMIG Generation and Transmission by the electricity generators and distributors that are part of the Brazilian interconnected system, as per values defined through ANEEL Resolution (R$ 178 million in 2005, in comparison with R$153 million in 2004).

Operating Costs and Expenses (excluding financial result)

Operating costs and expenses (excluding financial result) were R$ 2,812 billion from January to June 2005, compared to R$ 2,544 million from January to June 2004, an increase of 10.5%. This result is mainly due to the uncontrollable cost variations that were passed through to the energy tariffs, such as energy purchased for resale, CDE, CCC and network use charges. Offsetting this was a reduction in the Operational Provisions account.

As of October 26, 2001, the differences between the amounts of the uncontrollable costs (also called “CVA”) used as a reference in the calculation of the tariff adjustment and the payments effectively made are offset in the subsequent tariff adjustments.

The main variations in expenses are described below:

Personnel

Personnel expenses in the first half of 2005 were R$ 440 million, compared to R$ 423 million in the first half of 2004, an increase of 4.0%. This was substantially due to the average adjustment of 7.0% in employee salaries at CEMIG in November 2004, while there was an offsetting reduction in personnel expenses in 2005 in relation to works in progress.

Electricity Purchased for Resale

The expense for electricity purchased for resale was R$ 737 million in the first half of 2005, compared to R$ 709 million in the first half of 2004, an increase of 3.9%. This is an uncontrollable cost, and the expense recognized in the results corresponds to the amount effectively passed through to the tariff.

Depreciation and Amortization

The expense for depreciation and amortization did not change significantly between the periods; it was R$ 295 million in the first half of 2005 and R$ 290 million in the first half of 2004. This variation of 1.7% was mainly due to entry into operation of new distribution networks and lines and the Queimado plant.

Post-Employment Obligations

The expense for post-employment obligations was R$ 77 million in the first half of 2005, compared with R$ 53 million in the first half of 2004, an increase of 45.2%. These expenses basically represent the interest on actuarial obligations, net of the income expected from plan assets, estimated by an outside actuary. The change on December 31, 2004 of the discount rate of future obligations from 8.0% to 6.0% meant an increase in the present value of actuarial obligations, which justifies the increase in 2005 expenses.

Operating provisions

Operating provisions were R$ 15 million in the first half of 2005, compared to R$ 97 million in the first half of 2004, a reduction of 84.5%. This reduction in the provisions is mainly due to the following:

•                  Reversal of provisions for legal contingencies – civil suits in 2005 in the amount of R$ 3 million, compared to a provision of R$ 6 million in 2004;

•                  Reversal of provisions related to ANEEL administrative processes in 2005 in the amount of R$ 5 million, compared to a provision of R$ 15 million in 2004;

•                  Reversal of provisions for worker contingencies in 2005 in the amount of R$ 13 million, compared to a provision of R$ 6 million in 2004;

Fuel Consumption Account – CCC

The CCC expense was R$ 196 million in the first half of 2005, compared to R$ 141 million in the first half of 2004, an increase of 39.0%. This expense is related to the operating costs of the thermal plants on the Brazilian interconnected and isolated system, divided proportionally among the electricity concessionaires through an ANEEL Resolution. This is an uncontrollable cost, as the expense recognized in the result corresponds to the value effectively passed through to the tariff.

Charges for Transmission Network Use

The expense for transmission network use was R$ 393 million in the first half of 2005, compared to R$ 238 million in the first half of 2004, a variation of 65.1%. This expense is related to the charges paid by electricity distribution and generation agents for use of installations and components of the basic network, as defined by ANEEL Resolution. This is an uncontrollable cost, as the expense recognized in the result corresponds to the value effectively passed through to the tariff.

Gas Purchased for Resale

The cost for gas purchased for resale was R$ 76 million in the first half of 2005, compared with R$ 143 million in the first half of 2004, a reduction of 46.9%. This result is basically due to the alteration in the criteria in the consolidation of GASMIG. Due to the transfer of 40.0% of its capital to Petrobras and the shareholders’ signature of agreement, CEMIG’s 55.2% share in the GASMIG undertaking was consolidated proportionally.

Energy Development Account - CDE

The CDE expense was R$ 146 million in the first half of 2005, compared to R$ 101 million in the first half of 2004, a 44.6% increase. The payments are defined through ANEEL Resolution. This is an uncontrollable cost, as the expense recognized in the results corresponds to the value effectively passed through to the tariff.

Financial Revenues (Expenses)

The financial result in the first half of 2005 was a net financial expense of R$ 167 million, compared to a net financial expense of R$ 198 million in the first half of 2004. The main factors impacting the financial result were the following:

•                  Revenues with monetary update and interest on accounts receivable from the state of Minas Gerais in the amount of R$ 101 million from January to June 2005, compared to R$ 128 million from January to June 2004, net of the provision for losses, a reduction of 21.1%.

•                  Revenues from monetary variation and interest on the Deferred Tariff Adjustment (RTD) in the amount of R$ 156 million, compared to R$ 42 million from January to June 2004. This result is due to the new values from the tariff revision of CEMIG Distribution.

•                  Increase in charges related to loans and financing in the country due to the increase in the amount due as a function of the debt rollover criteria, with the substitution of various debt contracts in foreign currency to Brazilian currency, as of the second half of 2004.

•                  Increase in the fines and expenses related to delayed payments, a function of the fines and interest of ICMS related to electricity transport paid retroactively from 2000 to 2005, in the amount of R$ 46 million.

•                  Net gains with exchange rate variations in the first half of 2005 in the amount of R$ 135 million, compared to net losses of R$ 123 million in the first half of 2004, basically arising from loans and financing in foreign currency. From January to June 2005, the real appreciated 11.5% against the U.S. dollar, compared to a devaluation of 7.6% during the same period in 2004.

•                  Net loss with derivative instruments used in hedge operations in the first half of 2005 in the amount of R$ 100 million, compared to a net loss of R$ 2 million in the first half of 2004. This variation is due to the devaluation of the U.S. dollar against the real, mentioned in the previous item.

•                  The Company registered the destination of interest on own capital in substitution for dividends for fiscal year 2005, in the amount of R$ 283 million, as a financial expense.

Income Tax and Social Contribution

In the first half of 2005, we reported Income Tax and Social Contribution expenses of R$ 445 million in relation to income of R$ 1,203 million, before fiscal effects, a 37.0% rate. From January to June 2004, we reported Income Tax and Social Contribution expenses of R$ 284 million in relation to income of R$ 640 million, before fiscal effects, a rate of 44.4%.

We had a fiscal gain of R$ 96 million in the first half of 2005, due to the destination of interest on own capital to be paid to shareholders as a substitute for the minimum mandatory dividend in fiscal year 2005.

ICMS incident on the Tariff for Use of the Distribution System

Since July 2000, we have not charged our free consumers ICMS incident on the Tariff for Use of the Distribution System (TUSD) and connection charges, considering that there was no reason to beyond the absence of a legal provision for inclusion of those values in the ICMS calculation base.

However, in 2005 there was a manifestation by the State Secretary of Finance of Minas Gerais (SEF/MG) requiring collection of ICMS on the TUSD, retroactively to 2000, under penalty of incurring a notice of infraction.

As a preventative measure, we determined the ICMS values incident on the TUSD and connection charges for the period from July 2000 to May 2005. The principal value we determined was R$ 175 million, which, after adding fines and interest of R$ 46 million, amounted to R$ 221 million.

We proceeded to collect the ICMS values required by the SEF/MG in the amount of R$ 221 million, and we initiated a legal process to question the incidence of ICMS on the TUSD and connection charges, requesting restitution of the values paid to the State of Minas Gerais.

Investment Program

As established by the Director Plan, our investment program (following table) seeks to expand CEMIG’s generation park and the transmission and distribution networks up to the limits allowed by current regulation of the Brazilian electricity sector. In the coming years, we have more than R$ 1 billion in annual investments planned, in addition to the Light for All Program (Luz para Todos), which will require a projected annual amount of approximately R$ 700 million in 2005 and 2006.

Multi-Year Investment Program

Business	2004	2005	2005 until June	2006	2007

1 – Areas to Expand	1,093	1,307	377	1,353	1,017
Generation	495	474	165	125	106
Transmission	69	112	6	131	160
Subtransmission	26	128	7	249	193
Distribution	290	428	169	634	209
Holding	48	165	19	214	349
Subtotal	927	1,307	366	1,353	1,017
Rosal Energia	134	—	—	—	—
Subtotal	1,061	1,307	366	1,353	1,017
Other Businesses	31	—	11	—	—
2 - Special Projects	—	761	40	709	—
Light for All (2nd Phase) *	—	638	—	709	—
Complementary Program- MV/LV	—	123	40	—	—
TOTAL (1 + 2)	1,093	2,068	417	2,062	1,017

* Subsidized funds for Light for All Program

We are going to build a transmission line in Chile

In the coming months we will begin construction of a transmission line between the cities of Charrúa and Temuco, in Chile. The bid for concession of the implantation and commercial exploration of the line occurred in April of this year, when, in partnership with Companhia Técnica de Engenharia Elétrica - Alusa, of São Paulo, we beat three other companies from Chile, Colombia and Spain.

The projected investment for the project is approximately R$ 60 million, and CEMIG and Alusa will have annual revenues of US$ 6.5 million for the 20 years of the exploration and operating concession. This conquest represents a big step towards opening a route to the international market.

To execute the projects and handle the services of line operation and maintenance, a Special Purpose Company (SPC) will be formed in Chile - Transchile Charrúa Transmisión SA, in which Alusa will have a 51% share and CEMIG will have a 49% share.

We will implant the transmission line Charrua – Nueva Temuco, double circut, 220 kilovolts, 190 kilometers long, and we will be responsible for its operation and maintenance for 20 years. The period to construct this undertaking is 37 months, with the projected start-up of the transmission line in July 2008.

Payment to Shareholders

On June 30, 2005, we paid R$ 340 million relative to 50% of dividends on the profit of 2004. The next parcel will be paid on 12/29/2005.

Cash Flow

Cash generation in the second quarter of 2005 was positive, even with ICMS payment on TUSD in the amount of R$ 221 million. Thus, we ended the first half with R$ 971 million in cash.

Obtaining new financing of R$ 776 million, a value substantially higher than payments made of loans and financing (R$ 255 million), contributed positively to cash generation in the period, as shown in Table IX.

Some statements and assumptions contained herein are forecasts based on the point of view and assumptions of management and involve known and unknown risks and uncertainties. The effective results may be materially different from those expressed or implied in such statements.

Contact:	Luiz Fernando Rolla
Investor Relations Officer
Tel. +55-31-3299-3930
Fax +55-31-3299-3933
lrolla@cemig.com.br

Table I

Statement of Results (Consolidated)

Values in millions of reais

	2Q 2005	1Q 2005	1H 2005	2Q 2004	1H 2004	2004
Net Income	2,007	2,195	4,202	1,771	3,396	7,141
Operating Expenses	(1,341)	(1,471)	(2,812)	(1,384)	(2,544)	(5,459)
EBIT	666	724	1,390	387	852	1,682
EBITDA	814	871	1,685	535	1142	2,266
Financial Result	(316)	150	(166)	(224)	(197)	(281)
Non-Operating Result	(12)	(8)	(20)	(6)	(14)	74
Provision for Income Taxes, Social Cont & Deferred
Income Tax	(134)	(311)	(445)	(97)	(284)	(602)
TJLP Reversal	283	—	283	200	200	510
Minority Shareholders		—	—		—	2
Net Revenue	487	555	1,042	260	557	1,385

Table II

Operating Expenses (Consolidated)

Values in millions of reais

	2Q 2005	1Q 2005	1H 2005	2Q 2004	1H 2004	2004
Sales to end consumers *	2,237	1,919	4,156	2,209	4,104	8,566
TUSD	389	183	572
Subtotal	2,626	2,102	4,728	2,209	4,104	8,566
Supply	68	41	109	13	20	37
Revenues from Trans. Network	93	84	177	59	124	244
Gas Supply	70	61	131	146	218	408
Others	32	46	78	35	58	134
Subtotal	2,889	2,334	5,223	2,462	4,524	9,389
Deferred Tariff Readjusment - RTD	8	583	591	32	300	359
Deductions	(890)	(722)	(1,612)	(723)	(1,428)	(2,607)
Net Revenues	2,007	2,195	4,202	1,771	3,396	7,141

Table III

Operating Expenses (Consolidated)

Values in millions of reais

	2Q 2005	1Q 2005	1H 2005	2Q 2004	1H 2004	2004
Purchased Energy	302	435	737	370	709	1,480
Personnel/Administrators/Councillors/Employee Participation	236	245	481	254	445	919
Depreciation and Amortization	148	147	295	148	290	584
Fuel Consumption Account - CCC	117	79	196	79	141	292
Energy Development Account - CDE	81	65	146	70	101	238
Charges for Use of Basic Transmission Network	183	210	393	145	238	586
Contracted Services	106	70	176	92	167	333
Forluz – Post-Retirement Employee Benefits	39	38	77	26	53	107
Materials	24	18	42	23	43	83
Royalties	39	40	79	27	35	108
Gas Purchased for Resale	39	37	76	92	143	260
Operating Provisions	(24)	39	15	16	97	159
Other Expenses and Provision for Losses from Tariff Recomposition	51	48	99	42	82	310
Total	1,341	1,471	2,812	1,384	2,544	5,459

Table IV

Energy Sales (Consolidated)

	No. of Consumers		MWh		R$ thousands
	1 Half		1 Half		1 Half
	2005	2004	2005	2004	2005	2004
Residential	4,877,730	4,781,874	3,293,423	3,288,542	1,366,557	1,322,038
Industrial	68,690	68,098	11,190,243	11,346,033	1,390,210	1,693,142
Commercial	534,358	526,293	1,888,914	1,769,384	717,521	608,647
Rural	400,415	377,958	828,961	757,218	202,983	167,393
Others	56,347	54,723	1,266,327	1,231,914	326,738	282,853
Own Consumption	783	1,310	14,199	27,045	—	—
Low-Income Consumers Subsidy					139,131
Unbilled Supply, Net					12,533	29,601
Supply	8	4	391,490	249,527	49,562	11,680
Transactions on the MAE					59,200	7,813
TOTAL	5,938,331	5,810,260	18,873,557	18,669,663	4,264,435	4,123,167

Table V

Analysis of Financial Result

Values in millions of reais

	2Q 2005	1Q 2005	1H 2005	2Q 2004	1H 2004	2004
Financial Revenues	336	357	693	244	438	1,076
Income from Investments	24	32	56	20	53	137
Fines on Energy Accounts	16	15	31	14	28	63
CRC Contract/State (interest + monetary variation)	41	60	101	73	128	254
Monetary variation of Extraordinary Tariff Recomposition and RTD	142	248	390	142	249	406
Exchange Rate Variations	132	16	148	(2)	—	110
Others	(19)	(14)	(33)	(3)	(20)	106

Financial Expenses	(370)	(207)	(577)	(268)	(436)	(847)
Charges on Loans and Financing	(139)	(115)	(254)	(88)	(180)	(374)
Monetary variation of Extraordinary Tariff Recomposition and Suppliers	(65)	(19)	(84)	(20)	(37)	(80)
Exchange Rate Variations	(1)	(12)	(13)	(106)	(123)	(25)
Monetary Variarion Liabilities - Loans and Financing	(5)	(22)	(27)	(32)	(51)	(124)
CPMF	(23)	(5)	(28)	(11)	(22)	(49)
Provision for Losses from Derivatives	(80)	(21)	(101)	3	(4)	(160)
Others	(57)	(13)	(70)	(14)	(19)	(35)
Interest on Own Capital	(283)		(283)	(200)	(200)	(510)
Financial Result	(317)	150	(167)	(224)	(198)	(281)

Table VI

Related party transactions

Values in million of Reais

	State of Minas Gerais Government
	6/30/2005	3/31/2005
ASSETS
Current Assets
Customers and distributors	5	20
Tax Recoverable -
State VAT recoverable	51	36
Noncurrent assets
Accounts receivable from Minas Gerais State	1,121	1,157
Government
Tax Recoverable -
VAT recoverable	122	123
VAT recoverable - judicial challenge
Customers and distributors
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Taxes, fees and charges
VAT - ICMS payable	216	158
Interest on capital and Dividends	77	154
Long-term liabilities
Debentures	81	80

Table VII

Share Ownership

	Number of shares as of June 30, 2005
Shareholders	Common	%	Preferred	%	Total	%

State of Minas Gerais	36,136,957,399	51.0	2,771,169,109	3.0	38,908,126,508	24.0
Southern Electric Brasil Part. Ltda.	23,362,956,173	33.0	—	—	23,362,956,173	14.4
Other:	—	—	—	—	—	—
Local	7,607,780,480	10.7	26,409,098,003	28.9	34,016,878,483	21.0
Foreign	3,766,473,871	5.3	62,099,383,990	68.0	65,865,857,861	40.6
Total	70,874,167,923	100.0	91,279,651,102	100	162,153,819,025	100.0

Table VIII

BALANCE SHEET

ASSETS

Values in millions of Reais

	2005
	2Q	1Q
CURRENT ASSETS	4,457	3,824
Cash and Cash Equivalents	971	919
Consumers and Distributors	1,293	1,184
Consumers – Rate Adjustment	294	235
Dealership - Energy Transportation	293	67
Dealers - Transactions on the MAE	404	325
Tax Recoverable	258	176
Materials and Supplies	30	22
Prepaid Expenses - CVA	417	490
Tax Credits	131	164
Regulatory Assets	54	52
Deferred Tariff Adjustment	116	—
Other	196	190

NONCURRENT ASSETS	4,499	4,673
Account Receivable from Minas Gerais State Government	1,121	1,156

Consumers – Rate Adjustment	1,041	1,114
Regulatory Assets	341	328
Prepaid Expenses - CVA	107	13
Tax Credits	230	227
Deferred Tariff Adjustment	—	—

Dealers - Transactions on the MAE	260	312
Recoverable Taxes	143	143
Escrow Account re: Lawsuits	91	89
Consumers and Distributors	71	75
Other Receivables	35	58

PERMANENT ASSETS	9,352	9,257
Investments	990	973
Property, Plant and Equipment	8,345	8,267
Deferred Charges	17	17

TOTAL ASSETS	18,308	17,754

Table VIII

BALANCE SHEET

LIABILITIES AND SHAREHOLDERS’ EQUITY

Values in millions of Reais

	2005
	2Q	1Q
CURRENT LIABILITIES	3,474	3,931
Suppliers	723	718
Taxes Payable	483	436
Loans, Financing and Debentures	969	1,508
Payroll and Related Charges	203	170
Interest on Capital and Dividends	587	649
Employee Post-Retirement Benefits	121	116
Regulatory Charges	103	74
Other	285	260

LONG-TERM LIABILITIES	6,804	5,997
Loans, Financing and Debentures	3,544	2,733
Employee Post-Retirement Benefits	1,390	1,416
Suppliers - Wholesale	240	235
Taxes and Social Charges	1,032	1,030
Reserve for Contingencies	423	435
Other	101	110
Prepaid Expenses - CVA	74	38

PARTICIPATION IN ASSOCIATE COMPANIES	20	20

SHAREHOLDERS’ EQUITY	8,010	7,806
Paid-in Capital	1,622	1,622
Capital reserves	4,059	4,059
Income reserves	2,329	2,125
Retained Earnings (Losses)	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,308	17,754

Table IX

Income Statement (Consolidated)

Values in millions of Reais

	2Q 2005	1Q 2005	1H 2005	2Q 2004	1H 2004	2004
Cash at start of period	919	896	896	123	440	440
Cash from operations	96	298	394	557	618	1,694
Net income	487	555	1,042	535	557	1,385
Depreciation and amortization	147	148	295	281	290	1,685
Suppliers	(1)	19	18	(91)	(8)	(65)
Deferred tariff adjustment	(8)	(583)	(591)	0	(300)	(359)
Other adjustments	(308)	159	(149)	(168)	79	(952)
ICMS (IVA) on TUSD	(221)	—	(221)	—	—	—
Financing activity	207	(99)	108	71	(110)	(187)
Financing obtained	776	—	776	407	484	1,546
Payment of loans and financing	(255)	(95)	(350)	(336)	(585)	(1,424)
Other	(314)	(4)	(318)	—	(9)	(309)
Investment activity	(251)	(176)	(427)	(477)	(351)	(1,051)
Investments outside the concession area	(23)	(9)	(32)	(128)	(75)	(141)
Investments in the concession area	(242)	(178)	(420)	(382)	(361)	(1,043)
Special obligations - consumer contributions	14	11	25	33	85	133
Other	—	—	—	—	—	—
Cash at the end of period	971	919	971	274	597	896

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
TAXPAYER NO.  17.155.730/0001-64

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING HELD ON JULY 29, 2005.

On the twenty-ninth day of the month of July of the year two thousand and five, at 3:00 p.m., at the company’s head offices at Av. Barbacena, 1.200, 18th floor, in Belo Horizonte, the State of Minas Gerais, shareholders of Companhia Energética de Minas Gerais-CEMIG representing over two thirds of the Capital Stock with voting rights met at the first call of an Extraordinary General Shareholders Meeting (GSM), as verified in the Shareholder Participation Register, which was signed by all those present and in which they made the required declarations; the shareholder State of Minas Gerais being represented by Mr. Moacyr Lobato Campos Filho, State Attorney of Minas Gerais, as provided by Complementary Law no. 30, dated August 10, 1993, as amended by Complementary Law no. 75, dated January 13, 2004; Marcus Eolo de Lamounier Bicalho, Member of the Statutory Audit Committee, and representatives of SETAPE – Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda. and of Deloitte Touche Tohmatsu Auditores Independentes also being present. Initially, Ms. Anamaria Pugedo Frade Barros, the Manager of CEMIG’s General Secretariat, declared that there was sufficient quorum for the Extraordinary GSM to be held. She also declared that it was the responsibility of the shareholders present to choose the Chairman of the Meeting, in accordance with the provisions of article 10 of the Company’s By-laws. Requesting the right to speak, the representative of the shareholder State of Minas Gerais proposed the name of the shareholder Fátima Inácio de Morais Régio Vaz de Mello to chair the meeting. The proposal made by the representative of the shareholder State of Minas Gerais was put to a vote and approved unanimously. Next, the Chairwoman declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, to be secretary, asking me to read the public notice calling the meeting, as published in the newspapers “Minas Gerais”, the Official Gazette of the State’s Powers, on July 14, 16 and 19 of the current year, “O Tempo”, on July 14, 16 and 18 of the current year, and “Gazeta Mercantil”, on July 14, 15 and 18 of the current year, and whose content is as follows: “COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG – LISTED COMPANY - TAXPAYER NO. 17.155.730/0001-64 – CALL FOR AN EXTRAORDINARY GENERAL SHAREHOLDERS MEETING – The shareholders are called to an Extraordinary GSM, to be held on July 29, 2005, at 3:00 p.m., at the head offices, at Av. Barbacena, 1.200, 18th floor, in the city of Belo Horizonte, State of Minas Gerais, in order to deliberate on the following matters: 1- the approval of the Appraisal Report on the Book Valuation of Fixed Assets under Construction and Inventories of CEMIG - Executive Summary, drawn up by SETAPE-Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda., and the transfer of these assets from CEMIG’s generation, transmission and distribution establishments, based on the book value as of December 31, 2004, to the fully-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., these amounts having been registered in the accounting item Advance for Future Capital Increase, in accordance with the authorization of the Extraordinary GSM of December 30, 2004; 2- the approval of the Book Valuation Appraisal Report (Report on the Assets, Rights and Obligations of Companhia Energética de Minas Gerais-CEMIG), drawn up by Deloitte Touche Tohmatsu Auditores Independentes, as well as the transfer of these assets, rights and obligations from CEMIG’s generation, transmission and distribution establishments, based on the book value as of December 31, 2004, to the fully-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., these amounts having been registered in the accounting item Advance for Future Capital Increase, in accordance with the authorization of the Extraordinary GSM of December 30, 2004; 3- authorization to pay up, in the form of Capital Stock of the fully-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A., the amounts of R$622,264,939.92 (six hundred and twenty-two million, two hundred and sixty-four thousand, nine hundred and thirty-nine reals and ninety-two centavos) and R$1,768,945,573.27 (one billion, seven hundred and sixty-eight million, nine hundred and forty-five thousand, five hundred and seventy-three reals and twenty-seven centavos), respectively, by means of verification of the assets described and valued in the Appraisal Reports submitted to this Extraordinary GSM, these amounts being registered in the accounting item Advance for Future Capital Increase; 4- authorization to pay up, in the form of Capital Stock of the fully-owned subsidiary Cemig Geração e Transmissão S.A., the amount of R$15,491,000.00 (fifteen million, four hundred and ninety-one thousand reals), by capitalization of the advances for future capital increase effected in national legal tender on February 1 and 2, 2005; 5- authorization to pay up, in the form of Capital Stock of the fully-owned subsidiary Cemig Distribuição S.A., the amount of R$17,291,000.00 (seventeen million, two hundred and ninety-one thousand reals), by capitalization of the advance for future capital increase effected in national legal tender on January 11, 2005; 6- authorization to increase the Capital Stock of the fully-owned subsidiary Cemig Geração e Transmissão S.A. from R$2,259,029,418.98 (two billion, two hundred and fifty-nine million, twenty-nine thousand, four hundred and eighteen reals and ninety-eight centavos) to R$2,896,785,358.90 (two billion, eight hundred and ninety-six million, seven hundred and eighty-five thousand, three hundred and fifty-eight reals and ninety centavos), by means of an issue of 637,755,939 (six hundred and thirty-seven million, seven hundred and fifty-five thousand, nine hundred and thirty-nine) new nominal common shares, all without face value; 7- authorization to increase the Capital Stock of the fully-owned subsidiary Cemig Distribuição S.A. from R$475,761,214.37 (four hundred and seventy-five million, seven hundred and sixty-one thousand, two hundred and fourteen reals and thirty-seven centavos) to R$2.261,997,787.64 (two billion, two hundred and sixty-one million, nine hundred and ninety-seven thousand, seven hundred and eighty-seven reals and sixty-four centavos), by means of an issue of 1,786,236,573 (one billion, seven hundred and eighty-six million, two hundred and thirty-six thousand, five hundred and seventy-three) new nominal common shares, all without face value; 8- authorization for the resulting alteration to the caption of article 5 of the By-laws of the fully-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. A shareholder who wishes to be represented at said GSM shall comply with the provisions of article 126 of Law 6.404/76 and any later amendments, and the sole paragraph of article 9 of the Company’s By-laws, by depositing, preferably by July 27, 2005, proof of stock ownership issued by a depository financial institution and a power of attorney, with special powers, with the Management of CEMIG’s General Secretariat, at Av. Barbacena, 1200 – 19th floor, wing B1, in Belo Horizonte-MG, or presenting same documents when such Meeting takes place. Belo Horizonte, June 29, 2005. (signed) Wilson Nélio Brumer - Chairman of the Board of Directors”. Before the agenda of the present Meeting was submitted to discussion and put to a vote, the representative of the shareholder Southern Electric Brasil Participações Ltda. pointed out that the alterations to the by-laws made by the Extraordinary GSM held on

October 25, 1999, and subsequent GSMs, were approved only because of the suspension of the Shareholders Agreement, by decision of the Judiciary, and were therefore provisional and precarious. She therefore stressed that the acts and operations carried out or submitted by CEMIG’s management bodies for approval, based on such by-law alterations effected under the protection of the judicial decision currently in force, may at any time be revised and removed from the legal world. On that matter, the representative of the shareholder State of Minas Gerais recalled the terms of the Judgment relating to the rejection of the request for amendment of judgment, with “en banc” effect, filed by Southern Electric Brasil Participações Ltda. in the lawsuit that annulled the Shareholders Agreement signed between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. Speaking again, the representative of the shareholder Southern Electric Brasil Participações, referring to the judicial measures in process, declared that the possibility of the Federal Supreme Court examining and granting the Extraordinary Review filed against the decision of the Supreme Court of the State of Minas Gerais (TJMG) was not yet exhausted. Next, the Chairwoman asked the Secretary to read the Proposal of the Board of Directors, which deals with the agenda, and the Opinion of the Statutory Audit Committee thereon; the content of those documents is as follows: “PROPOSAL OF THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING TO BE HELD ON JULY 29, 2005. To the Shareholders: Whereas: a) in order for CEMIG to adapt to the new model for the electric sector established by Law no. 10.848, dated March 15, 2004, a corporate reorganization is necessary; b) State Law no. 15.290, dated August 4, 2004, authorized CEMIG’s corporate   reorganization, by means of the creation of fully-owned subsidiaries set up specially for the development of the company’s generation, transmission and distribution activities, by decision of the Company’s Board of Directors, CEMIG being maintained as the holding company and with the shareholder control of the companies to be created; c) CEMIG’s Board of Directors, through CRCA/105/2004, of August 27, 2004, approved the creation of two fully-owned subsidiaries, one being called Cemig Geração e Transmissão S.A. and the other Cemig Distribuição S.A.; d) Authorizing Resolution no. 407, issued by ANEEL and dated December 20, 2004, authorized the transfer of the concessions and the assets of Companhia Energética de Minas Gerais – CEMIG, for the purpose of the corporate restructuring and the separation of electric power generation, transmission and distribution activities, with the resulting transfer of assets and installations, rights and obligations to the fully-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.; e) the company Setape – Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda., appointed by the Extraordinary GSM of CEMIG held on September 16, 2004, has concluded the services comprising the valuation of assets and the physical and accounting reconciliation of CEMIG’s assets, which is the basis for the transfer of the assets of Companhia Energética de Minas Gerais to the fully-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., as provided in article 8 of Law 6.404/76; f) the company Deloitte Touche Tohmatsu Auditores Independentes, appointed by the Extraordinary GSM of CEMIG held on December 13, 2004, has concluded the services comprising the valuation of CEMIG’s rights and obligations, the resulting report to be used for the transfer of the rights and obligations of Companhia Energética de Minas Gerais to the fully-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., as provided in article 8 of Law 6.404/76; g) the Extraordinary GSMs of CEMIG held on December 30, 2004 and February 18, 2005 approved the transfer of the generation, transmission and distribution establishments of Companhia Energética de Minas

Gerais to the fully-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., by transferring the movable assets, plots of land, buildings and improvements and other properties, rights, obligations, employees, clientele and other elements related to these activities, so that said fully-owned subsidiaries shall be the successors, for all purposes, to CEMIG’s rights and obligations, especially tax, social security and labor obligations; h) the Extraordinary GSM of CEMIG held on December 30, 2004 authorized the transfer of the assets, rights and obligations of CEMIG’s generation, transmission and distribution establishments for the amount of R$ 2,734,770,633.35 (two billion, seven hundred and thirty-four million, seven hundred and seventy thousand, six hundred and thirty-three reals and thirty five centavos), corresponding to the value indicated in the appraisal reports approved at that GSM. That same GSM authorized the registration, in the accounting item Advance for Future Capital Increase at Companhia Energética de Minas Gerais, the difference between the balance of the assets, rights and obligations of CEMIG’s generation, transmission and distribution establishments, as of December 31, 2004, amounting to R$5,158,763,146.54 (five billion, one hundred and fifty-eight million, seven hundred and sixty-three thousand, one hundred and forty-six reals and fifty-four centavos) and the value of the transfer, authorized above, of R$2,734,770,633.35 (two billion, seven hundred and thirty-four million, seven hundred and seventy thousand, six hundred and thirty-three reals and thirty-five centavos), whose result of R$2,423,992,513.19 (two billion, four hundred and twenty-three million, nine hundred and ninety-two thousand, five hundred and thirteen reals and nineteen centavos) shall be paid up in the form of Capital Stock of the fully-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., in 2005; i) the assets, rights and obligations comprising the above result, to be transferred from CEMIG to the fully-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., with the base date of December 31, 2004, are as follows:

Description	Generation and Transmission	Distribution
Assets
Current Assets
Cash and Cash Equivalents	15,491,000.00	17,291,000.00
Consumers and Resellers	32,353,171.06	1,127,063,817.40
Concessionaires – Power Transport	27,876,249.24
Consumers – RTE and Portion “A”		327,267,562.56
Resellers – Transactions in the MAE	45,559,517.85
(Wholesale Electric Power Market) /CCEE
Advance Expenses - CVA		(55,896,365.49)
Taxes to be Compensated	11,431,042.49	9,640,650.25
Warehouse/Inventories	2,126,345.87	11,901,081.31
Other Credits	25,511,499.39	59,576,015.37
	160,348,825.90	1,496,843,761.40

Long-Term Assets
Advance Expenses - CVA		(63,644,835.88)
Regulatory Assets - PIS-PASEP/COFINS		361,082,028.00
Taxes to be Compensated	26,678,951.86	102,325,695.69
Consumers – RTE and Portion “A”		1,032,600,700.81
Deferred Tariff Adjustment		437,758,713.10
Resellers - Transactions in the MAE/CCEE	588,280,953.73
Consumers and Resellers		78,022,697.04
Tax Credit	15,373,462.86	10,621,054.53
Other Credits	9,496,893.67	32,960,833.30
	639,830,262.12	1,991,726,886.59

Fixed Assets
Investments	884,010,551.84	419,448.19
PP&E under Construction	937,408,243.75	414,278,132.97
Special Obligations	(109,178.70)	(32,076,115.45)
Deferred Charges		498,742.09
	1,821,309,616.89	383,120,207.80
Total Assets and Rights	2,621,488,704.91	3,871,690,855.79

Liabilities
Current Liabilities
Suppliers	(230,115,787.78)	(397,808,667.30)
Taxes, Charges and Contributions	41,044,446.35	(174,037,730.97)
Dividends and Interest on Equity	(315,101,529.30)	(325,917,646.91)
Regulatory Charges	(46,887,979.50)	(34,346,987.72)
Salaries and Social Contributions	(30,593,999.24)	(89,411,756.10)
Loans, Financ., Debentures and Bonded Funds	(195,235,012.09)	283,642,162.29
Post-Employment Obligations	1,361,799.94	(4,904,428.84)
Other Obligations	(19,719,296.42)	(102,101,573.41)
	(795,247,358.04)	(844,886,628.96)
Long-Term Liabilities
Taxes, Charges and Contributions	(211,415,665.80)	(351,908,471.29)
Suppliers		(245,872,988.53)
Loans, Financ., Debentures and Bonded Funds	(962,686,823.36)	(576,528,498.28)
Post-Employment Obligations	24,873,206.20	13,738,959.85
Other Obligations	(39,256,123.99)	(79,996,655.31)
	(1,188,485,406.95)	(1,240,567,653.56)
Total Obligations	(1,983,732,764.99)	(2,085,454,282.52)

Net Value to be Transferred	637,755,939.92	1,786,236,573.27

j) the assets, rights and obligations to be transferred from CEMIG’s generation, transmission and distribution establishments to the fully-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., are related to the corporate objects of the subsidiaries, and are therefore all operational. The Board of Directors proposes to submit to the Extraordinary GSM the following: 1- the approval of the Appraisal Report on the Book Valuation of Fixed Assets under Construction and Inventories of CEMIG - Executive Summary, as provided in article 8 of Law 6.404/76, drawn up by SETAPE-Serviços

Técnicos de Avaliações do Patrimônio e Engenharia Ltda., with taxpayer registration no. 44.157.543/0001-92, with head offices in São Paulo - SP, at Rua Henrique Schaumann, 85, and the transfer of these assets from CEMIG’s generation, transmission and distribution establishments, based on the book value as of December 31, 2004, to the fully-owned subsidiary Cemig Geração e Transmissão S.A., for the amount of R$939,534,589.62 (nine hundred and thirty-nine million, five hundred and thirty-four thousand, five hundred and eighty-nine reals and sixty-two centavos), and to the fully-owned subsidiary Cemig Distribuição S.A., for the amount of R$426,179,214.28 (four hundred and twenty-six million, one hundred and seventy-nine thousand, two hundred and fourteen reals and twenty-eight centavos), these amounts having been registered in the accounting item Advance for Future Capital Increase, in accordance with the authorization of the Extraordinary GSM of December 30, 2004; 2- the approval of the Book Valuation Appraisal Report (Report on the Assets, Rights and Obligations of Companhia Energética de Minas Gerais-CEMIG), as provided by article 8 of Law 6.404/76, drawn up by the company Deloitte Touche Tohmatsu Auditores Independentes, with head offices in São Paulo-SP, at Rua José Guerra, 127, and a branch in Belo Horizonte-MG, at Rua Paraíba, 1122/20th and 21st floors, with taxpayer registration no. 49.928.567/0001-11, as well as the transfer of these assets, rights and obligations of CEMIG’s generation, transmission and distribution establishments, based on the book value as of December 31, 2004, to the fully-owned subsidiary Cemig Geração e Transmissão S.A., for the negative net amount of R$317,269,649.70 (three hundred and seventeen million, two hundred and sixty-nine thousand, six hundred and forty-nine reals and seventy centavos), and to the fully-owned subsidiary Cemig Distribuição S.A., for the positive net amount of R$1,342,766,358.99 (one billion, three hundred and forty-two million, seven hundred and sixty-six thousand, three hundred and fifty-eight reals and ninety-nine centavos), these amounts having been registered in the accounting item Advance for Future Capital Increase, in accordance with the authorization of the Extraordinary GSM of December 30, 2004;  3- authorization to pay up, in the form of Capital Stock of the fully-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A., the amounts of R$622,264,939.92 (six hundred and twenty-two million, two hundred and sixty-four thousand, nine hundred and thirty-nine reals and ninety-two centavos) and R$1,768,945,573.27 (one billion, seven hundred and sixty-eight million, nine hundred and forty-five thousand, five hundred and seventy-three reals and twenty-seven centavos), respectively, by means of verification of the assets described and valued in the Appraisal Reports submitted to this Extraordinary GSM, as stipulated in paragraph 1 of article 251 of Law no. 6.404/76; these amounts being registered in the accounting item Advance for Future Capital Increase; 4- authorization to pay up, in the form of Capital Stock of the fully-owned subsidiary Cemig Geração e Transmissão S.A., the amount of R$15,491,000.00 (fifteen million, four hundred and ninety-one thousand reals), by capitalization of the advances for future capital increase effected in the national legal tender on February 1 and 2, 2005;  5- authorization to pay up, in the form of Capital Stock of the fully-owned subsidiary Cemig Distribuição S.A., the amount of R$17,291,000.00 (seventeen million, two hundred and ninety-one thousand reals), by capitalization of the advance for future capital increase effected in the national legal tender on January 11, 2005; 6- authorization to increase the Capital Stock of the fully-owned subsidiary Cemig Geração e Transmissão S.A. from R$2,259,029,418.98 (two billion, two hundred and fifty-nine million, twenty-nine thousand, four hundred and eighteen reals and ninety-eight centavos) to R$2,896,785,358.90 (two billion, eight hundred and ninety-six million, seven hundred and eighty-five thousand, three hundred and fifty-eight reals and ninety centavos), this increase amounting to R$637,755,939.92 (six hundred and thirty-seven million, seven hundred and fifty-five thousand, nine hundred and thirty-nine reals and ninety-two centavos), by means of an issue of 637,755,939 (six hundred and thirty-seven million, seven hundred and fifty-five thousand, nine hundred and thirty-nine) new nominal common shares of Cemig Geração e Transmissão S.A., all without face value. The issue price of the shares to be issued is R$1.00 (one real) each. The shares shall be subscribed at sight, by means of verification of the assets described and valued in the Appraisal Reports approved by this Extraordinary GSM, and capitalization of the advance for future capital increase effected in the national legal tender; 7- authorization to increase the Capital Stock of the fully-owned subsidiary Cemig Distribuição S.A. from R$475,761,214.37 (four hundred and seventy-five million, seven hundred and sixty-one thousand, two hundred and fourteen reals and thirty-seven centavos) to R$2.261,997,787.64 (two billion, two hundred and sixty-one million, nine hundred and ninety-seven thousand, seven hundred and eighty-seven reals and sixty-four centavos), this increase amounting to R$1,786,236,573.27 (one billion, seven hundred and eighty-six million, two hundred and thirty-six thousand, five hundred and seventy-three reals and twenty-seven centavos), by means of an issue of 1,786,236,573 (one billion, seven hundred and eighty-six million, two hundred and thirty-six thousand, five hundred and seventy-three) new nominal common shares, all without face value. The issue price of the shares to be issued is R$1.00 (one real) each. The shares shall be subscribed at sight, by means of verification of the assets described and valued in the Appraisal Reports approved by this Extraordinary GSM, and capitalization of the advance for future capital increase effected in the national legal tender; 8- authorization to alter the caption of article 5 of the By-laws of Cemig Geração e Transmissão S.A., which shall be in force with the following wording: “Art. 5 – The Company’s Capital Stock amounts to R$2,896,785,358.90 (two billion, eight hundred and ninety-six million, seven hundred and eighty-five thousand, three hundred and fifty-eight reals and ninety centavos), represented by 2,896,785,358 (two billion, eight hundred and ninety-six million, seven hundred and eighty-five thousand, three hundred and fifty-eight) nominal common shares, without face value.” 9- authorization to alter the caption of article 5 of the By-laws of Cemig Distribuição S.A., which shall be in force with the following wording: “Art. 5 - The Company’s Capital Stock amounts to R$2.261.997.787,64 (two billion, two hundred and sixty-one million, nine hundred and ninety-seven thousand, seven hundred and eighty-seven reals and sixty-four centavos), represented by 2,261,997,787 (two billion, two hundred and sixty-one million, nine hundred and ninety-seven thousand, seven hundred and eighty-seven) nominal common shares, without face value.”. As may be verified, the objective of the present proposal is to attend to the legitimate interests of the shareholders and the Company; for that reason the Board of Directors expects same to be approved by the shareholders. Belo Horizonte, June 29, 2005. (signed) Djalma Bastos de Morais - Vice-Chairman, and Members of the Board Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessoa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Fernando Lage de Melo, Francisco Sales Dias Horta”. “OPINION OF THE STATUTORY AUDIT COMMITTEE – The undersigned members of the Statutory Audit Committee of Companhia Energética de Minas Gerais - CEMIG, in performance of their functions, established by law and by the by-laws, have examined the Proposal of the Board of Directors to: 1) Approve: 1.1) The Appraisal report of the Appraisal Report on the

Book Valuation of Fixed Assets under Construction and Inventories of CEMIG - Executive Summary, as provided by article 8 of Law 6.404/76, drawn up by SETAPE-Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda., with taxpayer registration no. 44.157.543/0001-92, with head offices in São Paulo-SP, at Rua Henrique Schaumann, 85, as well as the transfer of these assets from CEMIG’s generation, transmission and distribution establishments, based on the book value as of December 31, 2004, to the fully-owned subsidiary Cemig Geração e Transmissão S.A., for the amount of R$939,534,589.62 (nine hundred and thirty-nine million, five hundred and thirty-four thousand, five hundred and eighty-nine reals and sixty-two centavos) and to the fully-owned subsidiary Cemig Distribuição S.A., for the amount of R$426,179,214.28 (four hundred and twenty-six million, one hundred and seventy-nine thousand, two hundred and fourteen reals and twenty-eight centavos), these amounts having been registered in the accounting item Advances for Future Capital Increase, in accordance with the authorization of the Extraordinary GSM of December 30, 2004; 1.2) the Book Valuation Appraisal Report (Report on the Assets, Rights and Obligations of Companhia Energética de Minas Gerais-CEMIG), as provided by article 8 of Law 6.404/76, drawn up by the company Deloitte Touche Tohmatsu Auditores Independentes, with head offices in São Paulo-SP, at Rua José Guerra, 127 and a branch in Belo Horizonte-MG, at Rua Paraíba, 1122/20th and 21st floors, with taxpayer registration no. 49.928.567/0001-11, as well as the transfer of these assets, rights and obligations from CEMIG’s generation, transmission and distribution establishments, based on the book value as of December 31, 2004, to the fully-owned subsidiary Cemig Geração e Transmissão S.A., for the negative net amount of R$317,269,649.70 (three hundred and seventeen million, two hundred and sixty-nine thousand, six hundred and forty-nine reals and seventy centavos), and to the fully-owned subsidiary Cemig Distribuição S.A., for the positive net amount of R$1,342,766,358.99 (one billion, three hundred and forty-two million, seven hundred and sixty-six thousand, three hundred and fifty-eight reals and ninety-nine centavos), these amounts having been registered in the accounting item Advance for Future Capital Increase, in accordance with the authorization of the Extraordinary GSM of December 30, 2004; 2) Authorize: 2.1) the paying up, in the form of Capital Stock of the fully-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A., of the amounts of R$622,264,939.92 (six hundred and twenty-two million, two hundred and sixty-four thousand, nine hundred and thirty-nine reals and ninety-two centavos) and R$1,768,945,573.27 (one billion, seven hundred and sixty-eight million, nine hundred and forty-five thousand, five hundred and seventy-three reals and twenty-seven centavos), respectively, by means of verification of the assets described and valued in the Appraisal Reports submitted to this Extraordinary GSM, as stipulated in paragraph 1 of article 251 of Law no. 6.404/76, these amounts being registered in the accounting item Advance for Future Capital Increase; 2.2) the paying up, in the form of Capital Stock of the fully-owned subsidiary Cemig Geração e Transmissão S.A., of the amount of R$15,491,000.00 (fifteen million, four hundred and ninety-one thousand reals), by capitalization of the advances for future capital increase effected in the national legal tender on February 1 and 2, 2005;  2.3) the paying up, in the form of Capital Stock of the fully-owned subsidiary Cemig Distribuição S.A., of the amount of R$17,291,000.00 (seventeen million, two hundred and ninety-one thousand reals), by capitalization of advance for future capital increase effected in the national legal tender on January 11, 2005;  2.4) the increase in the Capital Stock of the fully-owned subsidiary Cemig Geração e Transmissão S.A. from R$2,259,029,418.98 (two billion, two hundred and fifty-nine million, twenty-nine thousand, four hundred and eighteen reals and ninety-eight centavos) to R$2,896,785,358.90 (two billion, eight hundred and ninety-six million, seven hundred and eighty-five thousand, three hundred and fifty-eight reals and ninety centavos), this increase amounting to R$637,755,939.92 (six hundred and thirty-seven million, seven hundred and fifty-five thousand, nine hundred and thirty-nine reals and ninety-two centavos), by means of an issue of 637,755,939 (six hundred and thirty-seven million, seven hundred and fifty-five thousand, nine hundred and thirty-nine) new nominal common shares of Cemig Geração e Transmissão S.A., all without face value. The issue price of the shares to be issued is R$1.00 (one real) each. The shares shall be subscribed at sight, by means of verification of the assets described and valued in the Appraisal Reports approved by this Extraordinary GSM, and capitalization of the advance for future capital increase effected in the national legal tender; 2.5) the increase in the Capital Stock of the fully-owned subsidiary Cemig Distribuição S.A. from R$475,761,214.37 (four hundred and seventy-five million, seven hundred and sixty-one thousand, two hundred and fourteen reals and thirty-seven centavos) to R$2.261,997,787.64 (two billion, two hundred and sixty-one million, nine hundred and ninety-seven thousand, seven hundred and eighty-seven reals and sixty-four centavos), this increase amounting to R$1,786,236,573.27 (one billion, seven hundred and eighty-six million, two hundred and thirty-six thousand, five hundred and seventy-three reals and twenty-seven centavos), by means of an issue of 1,786,236,573 (one billion, seven hundred and eighty-six million, two hundred and thirty-six thousand, five hundred and seventy-three) new nominal common shares, all without face value. The issue price of the shares to be issued is R$1.00 (one real) each. The shares shall be subscribed at sight, by means of verification of the assets described and valued in the Appraisal Reports approved by this Extraordinary GSM, and capitalization of the advance for future capital increase effected in the national legal tender. After carefully analyzing the proposal and also considering that the legal norms pertinent to the matter, and the interests of CEMIG and its shareholders considered together, have been observed, the opinion of the members of the Statutory Audit Committee is favorable to the approval thereof by the Extraordinary GSM to be held by July 29, 2005. Belo Horizonte, June 29, 2005. (signed) Aristóteles Luiz Menezes Vasconcelos Drummond, Luiz Guaritá Neto, Itamaury Teles de Oliveira, Thales de Souza Ramos Filho”. Next, the Chairwoman placed under discussion the Proposal of the Board of Directors to this Meeting, explaining that the Appraisal Reports drawn up by SETAPE-Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda. and by Deloitte Touche Tohmatsu Auditores Independentes shall be attached to these minutes and shall be an integral part of same. When the proposal of the Board of Directors to this Meeting was put to a voted, it was approved unanimously. When those present were invited to speak, the representative of the shareholder Cemig Employees’ Investment Club made use of the right to speak, congratulating the Company on the conclusion of its corporate reorganization process, which, in his opinion, brought new impetus to the Company and its employees. Requesting the right to speak, the shareholder Pedro Carlos Hosken Vieira expressed his praise for the whole team involved in the Company’s “Deverticalization” Project, emphasizing the engagement and dedication to the project of all those involved. Considering that no-one else wished to speak, the Chairwoman had the session suspended for the time necessary for the minutes to be written. When the session was re-opened, the Chairwoman, after said minutes were placed in discussion and put to a vote, and after verifying that same had been approved and signed, declared the meeting closed. For the record, I, Anamaria Pugedo Frade Barros, Secretary wrote same and sign them together with all those present.

signed) Anamaria Pugedo Frade Barros

Fátima Inácio de Morais Régio Vaz de Mello

Moacyr Lobato Campos Filho, for the State of Minas Gerais.

Daniela Mastrorocco, for Southern Electric Brasil Participações Ltda.

Daniel Alves Ferreira, for State Street Emerging Markets, The Master Trust Bank of Japan LTD RE
MTBC400035147, Norges Bank.

Marcus Eolo de Lamounier Bicalho, for the Statutory Audit Committee.

Gilberto Grandolpho, for Deloitte Touche Tohmatsu Auditores Independentes.

Pedro Carlos Hosken Vieira

Ayres Augusto A. S. Mascarenhas, in his own name and for the CEMIG Employees’ Investment Club

Marcos F. Moura, for Setape – Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda.

Antônio Albino de Abreu Mendes

Rogério Henrique Costa Matos

Ary Ferreira Filho

This is a faithful copy of the original.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS -

CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Review of 2005 Capex Program

Changes of assumptions

Cemig (Companhia Energética de Minas Gerais) announces that its Committee of Executive Directors, in accordance with Clauses 17 and 21 of the Bylaws, submitted a proposal for revision of the Capital Expenditure Program for 2005 to the meeting of the Cemig’s Board of Directors held on August 25, 2005.

This review became essential due to updating of the assumptions on which formulation of the capex program had been based, and the timetable for entry of third party funds for its financing.

The total for the Capital Expenditure Program for 2005, initially planned to be R$ 2.085 billion, has been modified to R$ 1.618 billion.

Luz Para Todos program

Among the changes made, a highlight is the adaptation of the timetable of the Light for Everyone (Luz Para Todos) program, which was developed jointly with the Brazilian federal government and the government of the Brazilian state of Minas Gerais, since the funds for the second phase of this program are still being negotiated with Eletrobrás. As a result the total planned expenditure on the program for 2005 has been adjusted from R$ 702.8 million to R$ 540.9 million.

Conference call, 2 September

To provide the maximum information for stockholders, investors and the general public, Cemig will hold a conference call on 2 September, 2005, at 4.30 pm. local Brazilian time (3.30 p.m. New York, 12.30 pm UK).

Belo Horizonte, August 26, 2005

Flavio Decat de Moura

Chief Financial and Investor Relations Officer

CEMIG’S ELECTRICITY FLOWS – SOURCES AND USES, MARCH 2005

Questions and answers

Cemig’s new hydro plants: capacity and capex

1.               What are the nominal capacities and assured energy levels of the Capim Branco I, Capim Branco II, Aimorés and Irapé hydro plants?

Plant	Installed capacity (MW)		Assured energy (average MW) (Aneel concession contracts)
Capim Branco I	50.5	(1)	32.6	(1)
Capim Branco II	44.2	(2)	27.6	(2)
Aimorés	161.7	(3)	84.3	(3)
Irapé	360		206.3

(1)          Representing Cemig’s share (21.0526%) in Capim Branco I.

(2)          Representing Cemig’s share (21.0526%) in Capim Branco II.

(3)          Representing Cemig’s share (49%) in Aimorés.

2.               How much capital expenditure is planned for the Capim Branco I, Capim Branco II, Aimorés and Irapé plants?

	Planned capex (July 2005 R$ ’000)
Plant	2005	2006	2007
Capim Branco I	9,943	4,545	28
Capim Branco II	11,780	9,835	3,056
Aimorés	84,746
Irapé	344,700	12,737	3,700

3.               Was there a reduction in the rate of Cofins in the 2nd quarter of 2005?

No. But the company made an adjustment in the second quarter to the Cofins expenses posted in the first quarter – reducing the expense originally posted in the 1st quarter by R$ 44,616.

Hence, when calculating the effective rate of Cofins in 1Q 2005, the amount of this adjustment (R$ 44,616) should be deducted.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY
CNPJ 17.155.730/0001-64

Market Announcement

Cemig seeking partners to bid in Aneel transmission auction

CEMIG (Companhia Energética de Minas Gerais) is looking for partners interested in forming consortia to take part in Aneel’s Auction 001/2005 – officially named the “Competitive Tender for Contracting of Concessions to Provide Public Electricity Transmission Service” – in which participants will bid for contracts to build, operate and maintain transmission facilities of the Brazilian National Electricity Grid System.

To participate, companies should have experience in construction and operation of projects; be suppliers of goods, services and equipment for construction and operation of projects; or be investors in infrastructure projects.

Cemig will carry out its process of choosing partners in four phases.

1                       The first phase will be collection of data about the interested company: Cemig initially requests interested companies to provide this information via its site – www.cemig.com.br.

2                       The second phase will be pre-selection on the basis of this information given.

3                       In the third phase the pre-selected companies will be analyzed and classified on the basis of individual interviews, taking into account technical and financial capability; the potential for convergence of interest in formation of partnerships will also be evaluated.

4                       The fourth (and last) phase will be the decision on choice of partners, and signature of Commitment Agreements to constitute Consortia for participation in the auction.

Further information can be obtained on www.cemig.com.br or by e-mailing leilaoaneel2005@cemig.com.br. Cemig requests interested parties to fill out the Registration Form, available on the site, and send it by August 24, 2005.

Questions and answers

1. The volume of sales to free consumers is accounted within the “industrial” and “commercial” consumer categories, right?

Answer: In the quarterly information to the CVM (the “ITR”) free consumers are included in the “industrial” consumer category. In the results as presented on our site they were included in the “industrial” consumer category, with the exception of Rosal, which was categorized as wholesale supply.

•                                          Is it possible to break down the captive-market and the free-consumer sales volumes by consumer category?

Answer: Yes. The tables below show our markets for the distribution company, the generation company and the independent power plants, by category of consumer and by type (free or captive consumers). These amounts are different from those in our published table of Sources and Uses of Electricity – because these are the invoiced figures, and those in the Sources and Uses table are the contracted figures:

Sales of electricity by Cemig D

MWh

Category	2nd Quarter 2005
Residential	1,676,101
Industrial	1,278,348
Commercial	957,081
Rural	463,569
Others	648,727
Own consumption	7,178
Wholesale	17,081
TOTAL	5,048,086

Sales of electricity by Cemig G

MWh

Category	2nd Quarter 2005
Industrial	4,472,903
Wholesale	2,288,766
Wholesale, Cemig group	1,951,436
Wholesale, bilateral contracts	337,330
TOTAL	6,761,668

Independent generation

MWh

2nd Quarter 2005
Horizontes	19,566
Ipatinga	58,824
Sá Carvalho	117,670
Barreiro	24,920
Pai Joaquim	5,538
Rosal	63,908
Total	290,426

Venda de Energia Cemig Total Consolidada
MWh

Classes	2nd Quarter 2005
Residential	1,676,101
Industrial	5,977,769
Commercial	957,081
Rural	463,569
Others	655,905
Wholesale	418,319
TOTAL	10,148,745

Cemig’s total consolidated electricity sales
MWh

Type of consumer	2nd Quarter 2005
Captive consumers	5,449,325
Free consumerrs	4,699,421
TOTAL	10,148,745

•                                          How can the TUSD (Charge for Use of the Distribution System) be projected without this breakdown? What is the guidance figure for “losses” for free consumers, for the purposes of projecting the TUSD?

Answer: This breakdown is not enough to project the TUSD. The TUSD is paid to Cemig only by the free consumers who are in our concession area. Free consumers who have contracts with us but are located outside our concession area do not pay TUSD to us. Although the majority of the consumers in our concession area have a contract with us, there are also some free consumers in our concession area that do not have a contract with us.

In relation to the guidance for a loss figure for free consumers, this is not relevant in projecting our results, because of the following factors:

•                  In relation to Cemig D, if a captive consumer signs a contract with another supplier, it will continue to pay the TUSD and we will be able to deduct its projected consumption from our declared market, in calculations for purchase of electricity. Hence the distribution company will not have any loss in relation to the purchase of electricity nor in relation to the remuneration of its assets.

•                  Cemig GT has its generation capacity 100% contracted, and thus carries no risk. The transmission function will continue to receive for the use of its lines, through the TUST, from both free and captive consumers.

2. Post-employment obligations increased from approximately R$ 26 million in 04 to R$ 38 million in 1Q05. What is the recurring part?

Answer: As mentioned on page 68 of our ITR for 2Q05, the change, on December 31, 2004, in the discount rate on future obligations, from 8% to 6%, resulted in an increase in the present value of the actuarial obligations, justifying the increase in the amount of post-employment obligation expenses. The recurring level should now remain close to the figures for the second quarter of 2005, though it should be noted that the figure does depend on the returns on assets and the actual inflation rate.

3. What is the recurring level for outsourced services?

1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
75.027	91.912	69.902	96.667	69.781	106.572

Answer: The recurring level will be close to that of the second quarter of 2005. The figure for the first quarter was lower than normal because, due to the unbundling, and the changes made to the SAP system, there were operational difficulties in contracting and making payments in this period.

4. What is the recurring level for operational provisions?

1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
84.473	16.705	(3.712)	61.400	39.073	(23.818)

Answer:  In the second quarter there was a reversal of provisions for labor lawsuits, as can be seen above. It is difficult to predict a recurring level because the amount of the operational provisions varies greatly and is very unpredictable.

1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Flávio Decat de Moura
		Name:	Flávio Decat de Moura
		Title:	Chief Financial Officer and Investor Relations Officer

Date: September 1, 2005